                                                    Filed with the Securities
                                                     and Exchange Commission
                                                       on August 21, 1998


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3



                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  For the quarterly period ended June 30, 1998


                                    Conectiv
                      (Name of Registered Holding Company)

                                 800 King Street
                              Wilmington, DE 19899
                    (Address of Principal Executives Offices)



                    Inquiries concerning this Form U-9C-3 may
                             be directed to either:

                                 Peter F. Clark
                                 General Counsel
                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899

                                       or

                                Louis M. Walters
                                    Treasurer
                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899
                                 (302) 429-3525

                                    Conectiv
                                   FORM U-9C-3
                       For the Quarter Ended June 30, 1998

                                Table of Contents

                                                                                 Page
Item 1. Organization Chart                                                         1

Item 2. Issuance's and Renewals of Securities and Capital Contributions            1

Item 3. Associated Transactions                                                    1

Item 4. Summary of Aggregate Investment                                            2

Item 5. Other Investments                                                          2

Item 6. Financial Statements and Exhibits                                          3

SIGNATURE                                                                          4

Item 1. - ORGANIZATION CHART

                                                                                Percentage
                            Energy or                                           of Voting
Name of                     Gas Related        Date of      State of            Securities
Reporting Company            Company        Organization   Organization            Held         Nature of Business
-----------------           -----------     ------------   ------------         ----------      ------------------
Conectiv

    Petron Fuel
      Corporation            Energy-          8/22/80           PA                100%          Energy Commodity
                             related                                                            Marketing


Item 2. - ISSUANCE'S AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


CAPITAL CONTRIBUTIONS:

                               Type of Security     Principal Amount of       Person to Whom
 Company Issuing Security           Issued                Security          Security Was Issued
 ------------------------      ----------------     -------------------     -------------------
          Petron                Promissory Note               *                  Conectiv

*  Confidential Treatment Requested



Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.

                                           Types of     Direct     Indirect            Total
Reporting Company     Associate Company    Services     Costs      Costs     Cost of   Amount
Rendering Services    Receiving Services   Rendered     Charged    Charged   Capital   Billed
------------------    ------------------   --------     -------    --------  -------   ------
NONE

Part II - Transactions performed by associate companies on behalf of reporting companies.

                                           Types of     Direct     Indirect            Total
Associate Company     Reporting Company    Services     Costs      Costs     Cost of   Amount
Rendering Services    Receiving Services   Rendered     Charged    Charged   Capital   Billed
------------------    ------------------   --------     -------    --------  -------   ------
NONE

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

     Total consolidated capitalization as of June 30, 1998          $3,902,447   Line 1


     Total capitalization multiplied by 15%
     (Line 1 multiplied by 0.15)                                       585,367   Line 2

     Greater of $50 million or line 2                                  585,367   Line 3

     Total current aggregate investment:
     (categorized by major line of energy-related business)
         Energy-related business Category  - Rule 58(b)(1)(v) *
           Total current aggregate investment                                *   Line 4

                                                                        ------

     Difference between the greater of $50 million or 15% of
     capitalization and the total aggregate investment of the
     registered holding company system                                       *   Line 5
      (line 3 less line 4)                                           =========


Investments in gas-related companies:

NONE


* Confidential Treatment Requested


Item 5. - OTHER INVESTMENTS

     Major Line of        Other Investment in     Other Investment in    Reason for Difference
Energy-Related Business    Last U-9C-3 Report      this U-9C-3 Report     in Other Investment
-----------------------   -------------------     -------------------    ---------------------
         NONE

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS


A.    Financial Statements:

      Exhibit A-1. Financial statements of Conectiv (incorporated by reference to the filing by Conectiv on Form 10-Q for the period ended June 30, 1998.)


      Exhibit A-2.  Financial  statements of Petron Fuel Corporation


B.    Exhibits:


      Exhibit B-1.  Contracts required by Item 3. - NONE


      Exhibit B-2.  Certificate of Conectiv.

                                   SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                            Conectiv.


                                            By: /s/Louis M. Walters
                                            -----------------------
                                            Louis M. Walters
                                            Treasurer




August 21, 1998


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